SOL Strategies Inc. Announces Closing of Upsized C$30 Million LIFE Offering

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TORONTO, October 1, 2025 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), the first publicly traded company to combine a substantial Solana treasury with a revenue-generating validator operating business, today announced the closing of its previously announced private placement of 4,380,000 units of the Company (the "Units") at a price of C$6.85 per Unit for gross proceeds of C$30,003,000 pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 - Prospectus Exemptions (the "LIFE Offering").

Each Unit consists of one common share of the Company (a "Common Share") and one common share purchase warrant (a "Warrant"). Each Warrant entitles the holder to purchase one Common Share at an exercise price of C$8.90 for a period of 36 months following closing.

The LIFE Offering was conducted on a best-efforts, fully marketed basis by Canaccord Genuity Corp., acting as agent and sole bookrunner (the "Agent"). The Company paid the Agent a cash commission equal to 6.0% of the gross proceeds of the LIFE Offering and issued the Agent broker warrants in an amount equal to 6.0% of the number of Units sold, which broker warrants are each exercisable to acquire one Common Share at an exercise price of C$8.90 for a period of 36 months following closing.

"Our DAT++ strategy has always been about responsibly increasing our treasury while also growing our differentiated revenue generating business. The LIFE Offering is the beginning of the next chapter of our growth in strengthening our balance sheet as we continue to expand our Solana treasury and validator operations," said Michael Hubbard, Interim CEO of SOL Strategies. "We are clear in our vision that a simple Digital Asset Treasury is not enough, it must be paired with a revenue-generating operating business, this is why we are not just a DAT, we're a DAT++."

The Company intends to use the net proceeds of the Offering primarily for the direct purchase of SOL tokens to expand its Solana treasury. A portion of these purchases will include locked SOL tokens acquired at a discount to market price, with a 12-month lock period. The remaining proceeds will be for general corporate purposes and working capital.

Based on current market prices, the Company expects the net proceeds will enable the addition of over 80,000 SOL tokens to its treasury, all of which will be delegated to the Company's validators, thereby generating additional staking rewards for the Company.

If all Warrants are exercised, the Company would receive additional gross proceeds of approximately C$38.9 million, providing further capital for SOL treasury expansion and general corporate purposes.

Key Terms Summary:

● Units Sold: 4,380,000 Units at C$6.85 per Unit

● Gross Proceeds: C$30,003,000

● Warrant Terms: Exercisable at C$8.90 for 36 months

● Maximum Additional Proceeds: C$38.9 million if all Warrants exercised

● Primary Use: SOL token purchases for treasury expansion, and general corporate or working capital purposes

● Lock-Up: Directors & Senior Management enter into voluntary lock-up agreement

The Common Shares and Warrants comprising the Units, and the Common Shares issuable upon exercise of the Warrants, have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States except pursuant to an applicable exemption from U.S. registration requirements.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a Canadian investment company that operates at the forefront of blockchain innovation and pursues a DAT++ strategy, which combines the Company's digital asset strategy of acquiring a treasury of Solana with the Company's revenue generating validator business line. Specializing in the Solana ecosystem, the company also provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

John Ragozzino, CFA

solstrategies@icrinc.com

203.682.8284

Company Contact:

Doug Harris

Chief Financial Officer

doug@solstrategies.io

Tel: 416-480-2488

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the completion of the LIFE Offering, the use of proceeds therefrom, the number and terms of the Solana to be acquired with such proceeds, and the potential exercise of the Warrants and additional gross proceeds arising from such exercise. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

Disclaimer

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.